First Cash Financial Services, Inc. Direct: 817-505-3134 rick.wessel@firstcash.com

February 22, 2012

VIA EDGAR

Mr. Andrew Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Re:

First Cash Financial Services, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 000-19133

Dear Mr. Mew:

We are in receipt of the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 21, 2012 to Rick L. Wessel, Chief Executive Officer of First Cash Financial Services, Inc. (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on February 25, 2011 (the “Form 10-K”).

The Staff’s comments are set forth below in italics, followed by our responses to the comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 16 – Geographic Areas

1.

We note your response to prior comment one. With regards to the economic characteristics of your operating segments addressed in your response, you provided the weighted average store-level operating profit. In accordance with the aggregation criteria in ASC 280-10-50-11, economic characteristics are measured at the operating segment level. Please tell us what quantitative measures are used to compare your three operating segments with respect to economic similarities and provide us that information for each of the last three years and current interim period. You also provided us with an operating margin range of 19% to 36% for any given year for any segment. Please explain in greater detail how you considered operating margins of 19% and 36% for your operating segments to be similar. Furthermore, providing a range for any given year for any given segment makes it difficult to establish a correlation. Discuss and provide support for the economic characteristics you believe are similar and whether you expect similar future prospects.

Company’s Response:

You have requested additional detail regarding operating metrics which support the aggregation of segments based on the similarity of operating results. The following provides detailed gross profit margins and store operating profit margins for the past three years for each operating segment. There is only one month of financial data available for the current interim period, which is considered unreliable to show meaningful trends due to the seasonal nature of the business. However, our expectation for future periods is consistent with the trends shown below.

	U.S. Pawn	U.S. Short- Term Loan	Mexico
Pawn Gross Margin
2009	58%	16%	53%
2010	60%	44%	54%
2011	59%	42%	51%
Consumer Loan Gross Margin
2009	69%	77%	76%
2010	74%	74%	81%
2011	76%	76%	83%
Store Operating Margin
2009	33%	19%	26%
2010	35%	26%	26%
2011	36%	28%	26%

Pawn gross margins are highly similar for the U.S. Pawn and Mexico operating segments. The pawn gross margins for the U.S. Short-Term Loan operating segment are lower because pawn products were not introduced into these stores until 2009. The Company believes that pawn margins in this segment will increase significantly over the next few years and become even more similar to the other segments as the pawn product set matures and becomes more integrated into the operations of the short-term loan operating segment.

Consumer loan gross margins are highly similar for all three segments over the three year period and the Company believes that they will remain similar for the foreseeable future.

As the chart shows, store operating margins are also similar across operating segments. The Company considers the range of margins across time periods and operating segments to be within the normal range of company and industry standards. Typically, margins in the lower end of the normal range are associated with younger, less-mature stores, while mature stores have margins at the higher end of the normal range. The Company considers a store to be mature once it has been open for three full years. The Company believes that future expected margins will become even more similar over time for the following reasons:

1.

U.S. Pawn operating margins will likely decrease slightly over the next few years as the Company has recently initiated a new store expansion program for opening U.S. pawn stores. The results for 2009 through 2011 were from a set of almost exclusively mature stores.

2.

U.S. Short-Term Loan operating margins will likely increase over time with the continued integration and expansion of pawn products as discussed above.

3.

Mexico operating margins will increase over time as the store base matures in Mexico. The 2009 to 2011 results were adversely affected by the large percentage of immature stores in Mexico over this period (over 40% of all stores in Mexico during each of these three years). These differences are not considered by the Company to be economic differences, rather simply a function of operational maturity.

Each of the operating segments offers the same product sets. As discussed in our previous responses, the economic characteristics of each operating segment are virtually identical in terms of the nature of products and services offered, the nature of the production process, the target customer base, the product and service distribution process, and the nature of the regulatory environment. In summary, the consistency of the operating results as demonstrated in the above analysis coupled with the similar economic characteristics of the business lead us to conclude that the operating segments should be aggregated into one reportable segment.

Concluding Company Response:

We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in the filing.  We further acknowledge that the Commission’s staff comments or changes to disclosures in response to their comments do not foreclose the Commission from taking any action with respect to the filing.  We know that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions concerning the above, or if you require additional information, please do not hesitate to contact me at (817) 505-3134.

Sincerely,

/s/ Rick L. Wessel

Rick L. Wessel

Chairman of the Board, President, Chief Executive Officer

(Principal Executive Officer)

cc: Scott Stringer, SEC Staff Accountant